

AMULET
Protective Technologies, Inc.

Protecting Life In The Public Space...Invisibly

OUR NEW REALITY

Acts of terror from gun and blast violence are happening with greater frequency than ever before…in places we never thought possible… where we work, live, and play.

Hundreds of Billions of Dollars are spent on Security Measures to prevent such violence, yet no technology has been able to invisibly protect life within the public space as events unfold.

Until now…

OUR NEW REALITY

The FBI identifed 213 active shooter incidents that occurred in the United States between 2000 and 2016.

A total of 785 individuals were killed, and a total of 689 individuals were wounded.

70.0% of the shooting incidents occurred in either a commerce/business or educational environment,

SURVEILLANCE AND SCREENING - NO LONGER ADEQUATE


The Security industry is a growing market, with approximety 400 billion dollars in world wide sales annually.
Statistics MRC & Cybersecurity Solution

A NEW LAYER OF PROTECTION IS NEEDED

The security industry said we had a 'brilliant idea!'… integrate state-of-the-art ballistic barriers into commercial furnishings to invisibly protect the public from ballistic violence when it occurs.

So we did.

Today our award-winning technology is not only found hidden within commercial furnishings from leading manufacturers, our brand is recognized worldwide by the security industry for providing an innovative, and much needed, layer of protection never before available.

AMULET®
BALLISTIC BARRIERS

IMAGINE IF **AMULET** HAD BEEN THERE...



Century 16 Theater - Aurora, Colorado – July 2017 - Post Mass Shooting - Forensic Bullet Trajectory Study

ENVIRONMENTS PROTECTED BY AMULET®

COMMERICAL AND GOVERNMENT



SCHOOLS

HOSPITALS

CORPORATE OFFICES

AIRPORTS

TRAIN STATIONS

LAW ENFORCEMENT

HOUSES OF WORSHIP

HOTELS

RESTAURANTS

COURTROOMS

MOVIE THEATERS

SHOPPING MALLS

MILITARY

FEDERAL, STATE, LOCAL

LEADERSHIP



'Visionary' and 'Innovator' are used to describe Jeff from time-to-time. Although he much prefers to sum up his perspective on disrupting the security industry by simply stating 'there has got to be a better way'.

Starting his career with the military engineering and product development divisions of Honeywell and General Electric, Jeff gained invaluable operational and sales experience that led to subsequent leadership roles within companies in the medical device and contract furnishings industry.

Leading the way has always been Jeff's strong suit. Protecting lives from acts of terror is his passion.

AMULET®
BALLISTIC BARRIERS

EXECUTIVE LEADERSHIP TEAM



Jeffrey Isquith
President and CEO
30 Years Experience
Contract Manufacturing/Sales
Honeywell/GE
US Military Projects
Program Management









Blaine Zippler
CTO
36 Years Experience
DuPont
Ballistic Science

Gene Perez
COO
22 Years Experience
US Foundry Solutions
Semiconductor

Alan Bignall
CFO
Highly experienced CFO
20 years in both large
corporations and startups

Stephanie Guindon
CSO
Sales, Architecture and Interior
Design - Herman Miller/Krug
25 Years Experience

AMULET®
BALLISTIC BARRIERS

AMULET® SENIOR ADVISORY TEAM



Sue Chetlin
Chief Legal
Counsel IP
Chetlin IP, P.C.
32 Years
Experience
Princeton, UVA



Marc King
Executive VP
Commercial &
Govt. Business
24 Years Defense
Ind.
23 Years US Army
(Ret)
Lieutenant Colonel



Donald Williams
GSA Counsel
Fmr Director GSA
Washington, DC
Appointed by
President
George W. Bush
35 Years
Experience



Doug Haines
Security Advisor
Physical Security
Facilities
Planning
Instructor
45 Years
Experience
USAF



Mark Hartsky
VP Ballistic Tech
Research and
Devel
34 Years
Experience
DuPont
Ballistic Science



Cory Smith
Systems
Engineer, ME
10 Years
Experience
Timkin
Aerospace



Brent Murrell
Applications
Engineer, ME
U of Maryland
College Park



Ed Rothstein
Business Dev
Colonel (Ret)
CDR Ft. Meade
30 Years Exp
Eisenhower
School
MS National
Security



Roy Farrow
Business Dev
Venture
Accelerator
Fennemore Craig
35 Years
Experience
Stanford University
School of Law



Morgan Muchnick
Director-External
Affairs
15 Years Government
and Public Affairs
Sr. Senate Committee
Staff
Harvard Kennedy
School of Government

AMULET®
BALLISTIC BARRIERS

OUR MARKET APPROACH



- LICENSE AND SUPPLY AMULET® TO TIER ONE COMMERCIAL FURNISHING MANUFACTURERS FOR SECURITY INDUSTRY APPLICATION

- BRAND AWARENESS – THINK 'INTEL INSIDE®'

- WORK WITH CHANNEL PARTNERS TO DRIVE MUTIAL GROWTH

  AMULET IS PARTNERED WITH SEVERAL LEADING COMMERCIAL FURNISHING

  MANUFACTURERS AND SECURITY INTEGRATORS

- RECOGNIZED BY THE SECURITY INDUSTRY FOR AWARD-WINNING BALLISTIC BARRIER TECHNOLOGY…CONTINUE TO RAISE AWARENESS AND DRIVE SPECIFICATION OF AMULET® PARTNER PRODUCTS





COMPATIBILE WITH PRODUCTS FROM…













As well as… Haworth Inc.
Herman Miller Inc.
Kimball International
Steelcase, Inc.
Teknion Corporation

D A V I D   E D W A R D

AMULET® IN ARCHITECTURAL INTERIORS



ASSA ABLOY

Door Opening Solutions

Amulet® MA 'Multi-attribute'

Our newest technology developed with ASSA ABLOY doors in mind

AMULET®
BALLISTIC BARRIERS



NEW FEDERAL GUIDELINES
NOW INCLUDE PROTECTING
INTERIOR SPACES OF PUBLIC FACILITIES

US Homeland Security Recognizes Amulet® Embed Commercial Furnishings
As Emergency Preparedness Device - Now Eligible For Acquisition Via Federal Funds



AMULET® TECHNOLOGY
BALLISTIC BARRIERS

WHAT COMMERCIAL FURNITURE MANUFACTURERS ARE SAYING…



"As the leading designer and manufacturer of furniture for airports and public spaces, Arconas is constantly striving to develop design innovations that are human-focused and meet changing market demands. There is demand for Amulet technology, not only in airports, but also in public spaces throughout the world."

Dan Nussbaum
President
ARCONAS



AMULET® HIDDEN WITHIN **AIRPORT** SEATING





'Flyaway' Seating with Amulet®



AMULET® HIDDEN WITHIN **CONVENTIONAL FURNITURE**
– HOSPITALITY SEATING

 

David Edward Corporation
Established in 1963

Beautiful Commercial Furniture for Hospitality

D A V I D   E D W A R D

AMULET™
BALLISTIC BARRIERS



TECHNOLOGY

WHAT SECURITY INDUSTRY EXPERTS ARE SAYING…



"The biggest challenge facing the physical security industry today is protecting soft targets like public spaces from acts of terrorism… Amulet is a much needed tool for protecting the public as violent events unfold"

- Doug Haines
Award Winning Anti-terrorism Expert
Professor, John Jay College of Criminal Justice

INTELLECTUAL PROPERTY
PROTECTION STRATEGY

- INTERNATIONAL PATENTS PENDING TECHNOLOGY FOR COMMERCIAL FURNITURE APPLICATIONS

- U.S. AND INTERNATIONAL TRADEMARK REGISTRATIONS FOR AMULET® WITH ADDITIONAL APPLICATIONS PENDING

- CONSISTENT LICENSING STRATEGY, INCLUDING PRODUCT SUPPLY REQUIREMENT CONTRACTS

- CONTINUED R&D INTO NEW TECHNOLOGIES

- TRADE SECRET STRATEGY

AMULET®
BALLISTIC BARRIERS

RECOGNITION





Security Products' GOVIES
2015 Government Security Awards

The Vanilla ICE
PROJECT

diy network

FENNEMORE CRAIG
ATTORNEYS
DENVER | LAS VEGAS | NOGALES | PHOENIX | RENO | TUCSON

VENTURE ACCELERATOR AWARD



PHOENIX Business Journal

Bloomberg Business

The New York Times







FOX NEWS

American Security Today ASTORS
2016 HOMELAND SECURITY AWARDS

12 KPNX

The Business of the Contract Furnishings Industry
MMQB
The Monday Morning Quarterback

inBusiness GREATER PHOENIX







ISC EAST

INTERNATIONAL Airport REVIEW
AWARDS 2017
NOMINEE

5

AMULET BALLISTIC BARRIERS

The Vanilla Ice Project

AMULET
Protective Technologies, Inc.

Protecting Life In The Public Space…Invisibly

AMULET PROTECTIVE TECHNOLOGIES, INC
Scottsdale, AZ 85261
www.amuletbb.com